SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)1

SPHERE 3D CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

84841L100

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer and General Counsel

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 16 pages)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 84841L100	13D	Page 2 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
17,184,055 [1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
17,184,055[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,184,055[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.3% [1]
14.	TYPE OF REPORTING PERSON
PN

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

CUSIP NO. 84841L100	13D	Page 3 of 16

1.	NAMES OF REPORTING PERSONS
Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
174,041
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
174,041
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
174,041
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.3%
14.	TYPE OF REPORTING PERSON
PN

CUSIP NO. 84841L100	13D	Page 4 of 16

1.	NAMES OF REPORTING PERSONS
CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
151,458
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
151,458
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
151,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.3%
14.	TYPE OF REPORTING PERSON
PN

CUSIP NO. 84841L100	13D	Page 5 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
473,355
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
473,355
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
473,355
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.9%
14.	TYPE OF REPORTING PERSON
CO

CUSIP NO. 84841L100	13D	Page 6 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
76,427
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
76,427
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,427
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.1%
14.	TYPE OF REPORTING PERSON
CO

CUSIP NO. 84841L100	13D	Page 7 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
17,184,055[1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
17,184,055[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,184,055[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.3% [1]
14.	TYPE OF REPORTING PERSON
OO

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

CUSIP NO. 84841L100	13D	Page 8 of 16

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
325,499
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
325,499
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,499
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.6%
14.	TYPE OF REPORTING PERSON
OO

CUSIP NO. 84841L100	13D	Page 9 of 16

1.	NAMES OF REPORTING PERSONS
FBC Holdings S.à. r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
16,308,774 [1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
16,308,774[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,308,774[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
26.9% [1]
14.	TYPE OF REPORTING PERSON
CO

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

CUSIP NO. 84841L100	13D	Page 10 of 16

1.	NAMES OF REPORTING PERSONS
Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
17,184,055 [1]
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
17,184,055 [1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,184,055 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
28.3% [1]
14.	TYPE OF REPORTING PERSON
IN

[1]	Includes (i) 8,166,666 Common Shares issuable upon conversion of US$24,500,000 in principal amount of the New Debentures at a Conversion Price of US$3.00 per share, (ii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants, (iii) 500,000 Common Shares issuable upon exercise of the December 2015 Warrants and (iv) 500,000 Common Shares issuable upon exercise of the February 2016 Warrants.

CUSIP NO. 84841L100	13D	Page 11 of 16

ITEM 1. Security and Issuer

This constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D relating to the shares of Common Stock of Sphere 3D Corporation (the “Issuer” or “Sphere 3D”) filed with the SEC on December 11, 2014 as subsequently amended by Amendment No. 1 filed on August 4, 2015 and further amended by Amendment No. 2 filed on January 4, 2016 and Amendment No. 3 filed on April 28, 2016 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital”), Crescent 1, L.P., a Delaware limited partnership (“CRES”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“CMFII”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“CSOM”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus Capital, CRES, CRS, CMFII, CSOM, Cyrus GP, Cyrus Advisors, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 4 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

(a) On September 16, 2016, Sphere 3D and FBC entered into a Term Loan Agreement (the “2016 Loan Agreement”). Pursuant to the terms of the 2016 Loan Agreement, FBC provided Sphere 3D a US$2.5 million term loan which will mature on January 31, 2018. The obligations of Sphere 3D and certain of its subsidiaries (collectively, the “Loan Parties”) under the 2016 Loan Agreement and related documents are secured by substantially all assets of the Loan Parties. Interest at the rate of 20% per annum is payable monthly in cash on the last day of each calendar month. The principal amount due under the 2016 Loan Agreement is repayable in equal monthly installments payable on the last day of each month beginning on January 31, 2017.

(b) On June 30, 2016, FBC was issued 1,109,712 Common Shares in lieu of US$871,013 of interest due and payable to FBC by Sphere 3D under the New Debentures. Each of such Common Shares was issued at a price of US$0.785 per share.

(c) On June 5, 2016, Warrants to purchase 135,975 Common Shares which were held by FBC expired.

ITEM 4. Purpose of Transaction

(a) On September 16, 2016, Sphere 3D and FBC entered into the 2016 Loan Agreement. Pursuant to the terms of the 2016 Loan Agreement, FBC provided Sphere 3D a US$2.5 million term loan which will mature on January 31, 2018. The obligations of the Loan Parties under the 2016 Loan Agreement and related documents are secured by substantially all assets of the Loan Parties. Interest at the rate of 20% per annum is payable monthly in cash on the last day of each calendar month. The principal amount due under the 2016 Loan Agreement is repayable in equal monthly installments payable on the last day of each month beginning on January 31, 2017.

CUSIP NO. 84841L100	13D	Page 12 of 16

(b) On June 30, 2016, FBC was issued 1,109,712 Common Shares in lieu of US$871,013 of interest due and payable to FBC by Sphere 3D under the New Debentures. Each of such Common Shares was issued at a price of US$0.785 per share.

(c) On June 5, 2016, Warrants to purchase 135,975 Common Shares which were held by FBC expired.

The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. In addition, the Reporting Persons may engage in discussions with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 51,192,287 Common Shares outstanding at July 27, 2016 as disclosed in the Management Information Circular of Sphere 3D dated as of August 4, 2016.

(c) Except for the transactions described in Item 4 above, there have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

CUSIP NO. 84841L100	13D	Page 13 of 16

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On September 16, 2016, Sphere 3D and FBC entered into the 2016 Loan Agreement. Pursuant to the terms of the 2016 Loan Agreement, FBC provided Sphere 3D a US$2.5 million term loan which will mature on January 31, 2018. The obligations of the Loan Parties under the 2016 Loan Agreement and related documents are secured by substantially all assets of the Loan Parties. Interest at the rate of 20% per annum is payable monthly in cash on the last day of each calendar month. The principal amount due under the 2016 Loan Agreement is repayable in equal monthly installments payable on the last day of each month beginning on January 31, 2017.

The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. In addition, the Reporting Persons may engage in discussions with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

CUSIP NO. 84841L100	13D	Page 14 of 16

ITEM 7. Material to be Filed as Exhibits

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Schedule 13D as filed with the Securities and Exchange Commission on December 11, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 26th day of September, 2016.

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.

By:	Cyrus Capital Advisors, L.L.C., its general partner

By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.

By:	Cyrus Capital Advisors, L.L.C., its general partner

By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL ADVISORS, L.L.C.

By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

FBC HOLDINGS S.á r.l.

By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

STEPHEN C. FREIDHEIM

/s/ Stephen C. Freidheim
Stephen C. Freidheim